Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: August 4, 2014

A presentation used by executives of Wisconsin Energy to discuss the acquisition of Integrys Energy Group on August 4, 2014 with Michigan stakeholders is attached.

Michigan Public Service Commission August 4, 2014 Wisconsin Energy Acquisition of Integrys Energy Group

Cautionary Statement Regarding Forward-Looking Information This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this presentation could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this presentation. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this presentation (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information And Where to Find It The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at 200 East Randolph Street, Chicago, IL 60601. Participants in Solicitation This presentation is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys' executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Agenda Introduction of the Parties Wisconsin Energy Integrys Energy Group Transaction Overview Wisconsin Filings and Approvals Q and A

Wisconsin Energy

Integrys Energy Group

Michigan Gas Utilities Local distribution natural gas utility in Michigan Wholly owned subsidiary of Integrys Headquartered in Monroe, MI 169,000 customers Service Area 147 communities in southern and western portions of the Lower Peninsula 159 employees in Minnesota

Transaction Overview WEC to acquire Integrys for $71.47 per share $ 9.1 billion in cash, stock and assumed debt Strategic acquisition creates a leading electric and natural gas utility in the Midwest, serving more than four million customers across four states Will enable companies to deliver long term benefits to customers in era of industry consolidation; low demand growth and rising capital costs Meets WEC’s acquisition criteria Accretive to earnings starting in first full calendar year of combined operations and largely credit neutral Long-term growth prospects of combined entity greater than or equal to standalone company The companies anticipate closing in second half of 2015

WEC Energy Goup,Inc. Combined Service Territory (1) ___________________________ Note: Integrys service territory pro forma for sale of UPPCO to Balfour Beatty Infrastructure Partners. Minnesota Wisconsin Illinois Michigan Integrys Gas Integrys Combo Service Company Statistics $15 billion market cap 1.5 million electric customers 2.8 million gas customers 71,000 miles electric distribution 44,000 miles gas distribution $16.8 billion of rate base in 2015

Proposed Structure—WEC Energy Group

Combined company will deliver benefits to all WEC Energy Group customers over time. Operational Integrating best practices in distribution operations; capital project management; gas supply; system reliability and customer service Financial Improved access to capital markets will enable company to pass along the benefits of lower cost debt to customers Charitable contributions and community involvement to be maintained at historic levels Facilitate continued investment in utility infrastructure with strong balance sheet and cash flow

Delivering value for customers Key Long Term Benefits The Transaction will offer significant benefits to Integrys and WEC’s utility customers over time Enhanced purchasing power Economies of scale Joint resource planning over bigger footprint Adoption and implementation of best practices Other efficiencies in operations and project maintenance Sharing administrative and other services over a larger organization Other transactions have delivered annual net savings in the range of 3-5% of non-fuel O & M for the combined companies after an integration period relative to what the same costs would be without the transaction

Michigan—Regulatory Approvals Transfer of control of WPS Corp and MGUC to WEC MCL 460.6q and MPSC Merger Rules Waiver of Various Code of Conduct/Affiliate Guideline Provisions for Affiliated Interest Agreements. New agreements for WEC affiliates comparable to existing Integrys Business Support agreements Agreements subject to FERC requirements, PSCW approvals Requested waivers similar to one previously granted to WPS Corp and MGUC in Case No. U-15325

Expected Filing—This Week WEC will file Application for Approval to Acquire Stock of Integrys Energy Group WEC will offer several proposals to include as conditions for approval of the Transaction

Other Approvals Other State Commissions Wisconsin, Illinois and Minnesota Federal Approvals FERC, Hart-Scott-Rodino, FCC Shareholders WEC and Integrys shareholder approvals later this year

Questions?